UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Stamm, Keith G
   20 W 9th Street MS 3-426


   Kansas City, MO  64105
2. Issuer Name and Ticker or Trading Symbol
   UtiliCorp United Inc. (UCUC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr VP & Aquila CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/12/01    M        4,474.0000    A  $25.0000                    D  Direct
Common Stock                                  03/12/01    M        7,458.0000    A  $16.3125                    D  Direct
Common Stock                                  03/19/01    M        2,566.0000    A  $25.0000                    D  Direct
Common Stock                                  03/19/01    S        2,566.0000    D  $30.3555                    D  Direct
Common Stock                                  03/19/01    M        4,278.0000    A  $16.3125                    D  Direct
Common Stock                                  03/19/01    S        4,278.0000    D  $30.3555     11,674.4610    D  Direct
Common Stock                                  05/07/01    S        1,800.0000    D  $35.7500                    I  by Spouse
Common Stock                                  05/07/01    S        3,900.0000    D  $35.6000                    I  by Spouse
Common Stock                                  05/23/01    S        5,000.0000    D  $37.3500     3,098.0502     I  by Spouse
Common Stock                                                                                     4,538.9732     I  by trust 401K
Common Stock                                                                                     2,274.2802     I  by trust SCP
Common Stock                                                                                     29,225.0000    I  Stamm Family LP

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $16.3125        03/12/01       M                          7,458.0000       03/10/03     03/10/10
(right to buy)
Non-Qualified Stock Option     $16.3125        03/19/01       M                          4,278.0000       03/10/03     03/10/10
(right to buy)
Non-Qualified Stock Option     $25.0000        03/12/01       M                          4,474.0000                    03/12/08
(right to buy)
Non-Qualified Stock Option     $25.0000        03/19/01       M                          2,566.0000       (1)          03/12/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/12/01  Common Stock                   7,458.0000                              D   Direct
(right to buy)
Non-Qualified Stock Option     03/19/01  Common Stock                   4,278.0000                6,963.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     03/12/01  Common Stock                   4,474.0000    $30.2400                  D   Direct
(right to buy)
Non-Qualified Stock Option     03/19/01  Common Stock                   2,566.0000    $30.3555    0.0000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Options are exercisable on the second, third and fourth anniversaries of the date of grant as to 25%, 25% and 50% of the shares subject to said options.

SIGNATURE OF REPORTING PERSON
/S/ By: Dale J. Wolf
    For: Keith J. Stamm
DATE